Exhibit 16.1

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear sir(s),

We have read the statements made by Shepherd’s Finance, LLC (the “Company”), which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.01 of the Company’s Form 8-K, regarding our departure as the Company’s independent registered public accounting firm. We agree with the statements concerning our firm in such Current Report on Form 8-K. We have no basis to agree or disagree with other statements made under Item 4.01.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

/s/ Warren Averett, LLC

Birmingham, Alabama

January 26, 2023